Exhibit 99.2

NUTRIEN LTD.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 7, 2025

This report is submitted for and on behalf of Nutrien Ltd. (the “Corporation”) in respect of its annual meeting (the “Meeting”) of shareholders (“Shareholders”) held on May 7, 2025.

At the Meeting, Shareholders voted by ballot on the following matters:

(a)	The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

	Votes For	Votes Against
Christopher M. Burley	332,789,328/98.02%	6,730,647/1.98%
Maura J. Clark	335,710,520/98.88%	3,809,453/1.12%
Russell K. Girling	328,111,811/96.64%	11,408,161/3.36%
Michael J. Hennigan	326,659,695/96.21%	12,860,175/3.79%
Miranda C. Hubbs	333,418,553/98.20%	6,101,420/1.80%
Raj S. Kushwaha	335,732,228/98.88%	3,787,743/1.12%
Julie A. Lagacy	334,220,970/98.44%	5,299,003/1.56%
Consuelo E. Madere	333,316,313/98.17%	6,203,660/1.83%
Keith G. Martell	335,913,504/98.94%	3,606,471/1.06%
Aaron W. Regent	330,030,810/97.21%	9,489,162/2.79%
Ken A. Seitz	337,895,442/99.52%	1,624,532/0.48%
Nelson L.C. Silva	335,811,938/98.91%	3,708,031/1.09%

(b)	The re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation. The results of the vote were: 362,416,429 votes “For” (99.60%) and 1,455,292 votes “Withheld” (0.40%).

(c)	A non-binding advisory vote to accept the Corporation’s approach to executive compensation. The results of the vote were: 310,836,026 votes “For” (91.55%) and 28,683,944 votes “Against” (8.45%).